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                                                        SEC FILE NUMBER
                                                            0-21537
                                                    -------------------------
                                                    -------------------------
                                                          CUSIP NUMBER
                                                    -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form N-SAR
          For Period Ended:  DECEMBER 31, 2001
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          -------------------------------------

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

PACIFIC BIOMETRICS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

23120 Alicia Parkway #200
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Mission Viejo, CA 92692
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box in appropriate)

    [X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]     (b)   The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]     (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in a reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     THE COMPANY IS AWAITING COMPLETION OF REVIEW PROCEDURES BY ITS INDEPENDENT ACCOUNTANTS FOR THE PERIOD ENDED DECEMBER 31, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Paul G. Kanan                     (949)                   455-9724
--------------------------------------------------------------------------------
         (Name)                         (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                               [X] Yes   [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT "A".
================================================================================


                            Pacific Biometrics, Inc.
                       -----------------------------------
                       (Name of Registrant as Specified in
                                    Charter)
             -----------------------------------------------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         February 14, 2002                    By:   /s/ Paul G. Kanan
           -----------------------                      ----------------------
                                                        Paul G. Kanan
                                                        President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 ATTACHMENT "A"

                            PACIFIC BIOMETRICS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000
                                   (UNAUDITED)

                                                                   Three Months Ended
                                                                      December 31
                                                          -------------------------------------
                                                                 2001               2000
                                                          ------------------- -----------------
Revenues                                                       $   744,243    $   523,169
                                                               -----------    -----------

Operating expenses:
    Laboratory expense and cost of goods sold                      364,755        229,907
    Research and product development                                 4,044         10,657
    Selling, general and administrative                            305,180        237,010
                                                               -----------    -----------

          Total operating expenses                                 673,979        477,574
                                                               -----------    -----------

Operating income                                                    70,264         45,595
                                                               -----------    -----------

Other income (expense):
    Interest expense                                               (15,492)        (6,733)
    Interest income                                                    317            476
    Grant and other income                                          85,074         32,790
                                                               -----------    -----------
                                                                    69,899         26,533
                                                               -----------    -----------
Net income                                                     $   140,163    $    72,128
                                                               ===========    ===========

Preferred stock dividend accrued                                   (62,000)       (62,000)
                                                               -----------    -----------

Net income applicable to common stockholders                   $    78,163    $    10,128
                                                               ===========    ===========

Basic and diluted income per share
                                                               $      0.02    $      0.00
                                                               ===========    ===========


Fully diluted income per share
                                                               $      0.01    $      0.00
                                                               ===========    ===========

Number of shares used in basic per-share calculation             3,810,171      3,810,171
                                                               ===========    ===========

Number of shares used in fully diluted per-share calculation     6,770,273      7,032,209
                                                               ===========    ===========

                            PACIFIC BIOMETRICS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 2001
              AND 2000 AND FOR THE PERIOD FROM INCEPTION (DECEMBER
                           1992) TO DECEMBER 31, 2001


                                                                                   For the Period
                                                    Six Months Ended December 31 from Inception to
                                                    ---------------------------- (December 1992) to
                                                        2001            2000      December 31, 2001
                                                    ------------    ------------  -----------------
Revenues                                            $  1,116,805    $    830,235     $ 13,395,259
                                                    ------------    ------------     ------------

Operating expenses:
    Laboratory expense and cost of goods sold            624,103         461,406        9,444,181
    Research and product development                       8,253          23,131        5,728,161
    Selling, general and administrative                  579,449         494,515       11,449,844
    Purchased in-process research and development              0               0        6,373,884
    Amortization of intangible assets                          0               0        1,616,565
                                                    ------------    ------------     ------------

          Total operating expenses                     1,211,805         979,052       34,612,635
                                                    ------------    ------------     ------------

Operating loss                                           (95,000)       (148,817)     (21,217,376)
                                                    ------------    ------------     ------------

Other income (expense):
    Interest expense                                     (39,140)        (27,854)        (873,328)
    Interest income                                          790           1,130          326,318
    Write-off of intangible assets                             0               0       (2,078,100)
    Grant and other income                               151,333          59,887          358,113
                                                    ------------    ------------     ------------
                                                         112,983          33,163       (2,266,997)
                                                    ------------    ------------     ------------

Net income (loss)                                   $     17,983    $   (115,654)    $(23,484,373)
                                                    ============    ============     ============

Preferred stock dividend accrued                        (124,000)       (124,000)
                                                    ------------    ------------

Net loss applicable to common stockholders          $   (106,017)   $   (239,654)
                                                    ============    ============

Basic and diluted loss per share                    $      (0.03)   $      (0.06)
                                                    ============    ============

Number of shares used in per-share calculation         3,810,171       3,810,171
                                                    ============    ============

RESULTS OF OPERATIONS:

Comparison of the three and six month periods ended December 31, 2001 and 2000:

----------------------------------------------------------------------------------------------------------------------------
     Rounded to Nearest          Three        Six                   Comments on increase or decrease from
      Thousand Dollars          Months      Months                              Prior period
----------------------------------------------------------------------------------------------------------------------------
Revenues:
------------------------------------------------------
Ended 12/31/2001                     $744      $1,117     Laboratory revenues increased due to increases in the size and
------------------------------------------------------    number of clinical trials for which the laboratory performed
Ended 12/31/2000                     $523        $830     testing and consulting work. As previously disclosed, the Company
------------------------------------------------------    has entered into an agreement to sell the laboratory. Accordingly,
$ variance                           $221        $287     assuming that the laboratory is sold in fiscal 2002, laboratory
------------------------------------------------------    revenues will no longer contribute to the revenues of the Company
% variance                            42%         35%     subsequent to such sale.
------------------------------------------------------


Laboratory expenses and cost of sales:
------------------------------------------------------
Ended 12/31/2001                     $365        $624     Laboratory expenses, including salaries, supplies and outside
------------------------------------------------------    services have increased as a result of the increase in laboratory
Ended 12/31/2000                     $230        $461     testing and consulting activity.
------------------------------------------------------
$ variance                           $135        $163
------------------------------------------------------
% variance                            59%         35%
------------------------------------------------------


Research and product development:
------------------------------------------------------
Ended 12/31/2001                       $4          $8     Research and development operations have been curtailed due to the
------------------------------------------------------    Company's severe financial problems.
Ended 12/31/2000                      $11         $23
------------------------------------------------------
$ variance                           ($7)       ($15)
------------------------------------------------------
% variance                           -64%        -65%
------------------------------------------------------


Selling, general and administration expenses:
------------------------------------------------------
Ended 12/31/2001                     $305        $579     Selling, general and administrative expenses have increased due to
------------------------------------------------------    several factors, primarily including increased salaries and
Ended 12/31/2000                     $237        $495     outside services relating to the increased level of sales
------------------------------------------------------    activity, offset by lower depreciation expense.
$ variance                            $68        $84
------------------------------------------------------
% variance                            29%         17%
------------------------------------------------------


Total other income (expense):
------------------------------------------------------
Ended 12/31/2001                      $70        $113     The increase in net other income is primarily due to fees paid by
------------------------------------------------------    Saigene in consideration of extending the deadline for purchase of
Ended 12/31/2000                      $27         $33     the laboratory and sublet rental income from Saigene to the
------------------------------------------------------    laboratory.
$ variance                            $43         $80
------------------------------------------------------
% variance                           159%        242%
------------------------------------------------------


Net income (loss):
------------------------------------------------------
Ended 12/31/2001                     $140         $18     The reduction in the net loss and resulting net income is
------------------------------------------------------    primarily attributable to increased revenue from clinical trials
Ended 12/31/2000                      $72      ($116)     and an increase in other income.
------------------------------------------------------
$ variance                            $68        $134
------------------------------------------------------
% variance                            94%        116%
------------------------------------------------------
